

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

Anil Diwan
President
NanoViricides, Inc.
1 Controls Drive
Shelton, CT 06484

   Re: NANOVIRICIDES, INC.
    Registration Statement on Form S-1
    Filed November 29, 2019
    File No. 333-235306

Dear Dr. Diwan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennifer López at 202-551-3792 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services